1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 27, 2025

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/02/26	The Company announced consolidated financial statements for the year ended December 31, 2024 approved by the Board of Directors
99.2	Announcement on 2024/02/26	Board of Directors resolved the distribution of cash dividend
99.3	Announcement on 2024/02/27	Honghwa International Corporation, the Company's subsidiary, announced the acquisition of right-of-use asset from the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025
Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

The Company announced consolidated financial statements for the year ended December 31, 2024 approved by the Board of Directors

Date of events: 2025/02/26

Content:

1.
Date of submission to the board of directors or approval by the board of directors: 2025/02/26
2.
Date of approval by the audit committee: 2025/02/24
3.
Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2024/01/01~2024/12/31
4.
Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 229,968,292
5.
Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 83,385,495
6.
Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 46,873,136
7.
Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 47,753,789
8.
Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 38,537,502
9.
Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 37,220,464
10.
Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 4.80
11.
Total assets end of the period (thousand NTD): 534,491,827
12.
Total liabilities end of the period (thousand NTD): 136,386,971
13.
Equity attributable to owners of parent end of the period (thousand NTD): 384,950,690
14.
Any other matters that need to be specified: None

EXHIBIT 99.2

Board of Directors resolved the distribution of cash dividend

Date of events: 2025/02/26

Content:

1.
Date of the board of directors resolution: 2025/02/26
2.
Year or quarter which dividends belong to: Year 2024
3.
Period which dividends belong to: 2024/01/01~2024/12/31
4.
Appropriations of earnings in cash dividends to shareholders (NT$ per share): 5.0
5.
Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0
6.
Total amount of cash distributed to shareholders (NT$): 38,787,232,725
7.
Appropriations of earnings in stock dividends to shareholders (NT$ per share): 0
8.
Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0
9.
Total amount of stock distributed to shareholders (shares): 0
10.
Any other matters that need to be specified: None
11.
Par value of common stock: NT$10

EXHIBIT 99.3

Honghwa International Corporation, the Company's subsidiary, announced the acquisition of right-of-use asset from the Company

Date of events: 2025/02/27

Content:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): No. 65*, Sec. 2, Liming Rd., Nantun Dist., Taichung City
2.
Date of occurrence of the event: 2025/02/27
3.
Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:
o
Transaction volume: 103 pings
o
Unit price: average NT$612 per ping per month
o
Total transaction amount: NT$3,782,160
o
Right-of-use asset: NT$3,424,824
4.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company
5.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:
o
The Reason for choosing the related party as trading counterparty: The most appropriate place in terms of cost and business requirements
o
The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A
6.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A
7.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A
8.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:
o
Terms of delivery or payment: monthly payment
o
Payment period: five years

o
Restrictive covenants in the contract and other important terms and conditions: None
9.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:
o
Trading decision method and price reference basis: Price negotiation
o
Decision-making unit: Chairman authorized by Board of Directors
10.
Name of the professional appraisal firm or company and its appraisal price: N/A
11.
Name of the professional appraiser: N/A
12.
Practice certificate number of the professional appraiser: N/A
13.
The appraisal report has a limited price, specific price, or special price: N/A
14.
An appraisal report has not yet been obtained: N/A
15.
Reason for an appraisal report not being obtained: N/A
16.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A
17.
Name of the CPA firm: N/A
18.
Name of the CPA: N/A
19.
Practice certificate number of the CPA: N/A
20.
Broker and broker's fee: N/A
21.
Concrete purpose or use of the acquisition or disposal: Office premises
22.
Any dissenting opinions of directors to the present transaction: No
23.
Whether the counterparty of the current transaction is a related party: Yes
24.
Date of the board of directors resolution: 2025/04/30
25.
Date of ratification by supervisors or approval by the audit committee: 2025/04/30
26.
The transaction is to acquire a real property or right-of-use asset from a related party: Yes
27.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A
28.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A
29.
Any other matters that need to be specified:

The Board of Directors authorized the Chairman to decide on the matters and have the decisions submitted to and ratified by the coming Board of Directors meeting (expected 2025/04/30).